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                                  Exhibit D-7

S T A T E   O F   M I C H I G A N
BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION
In the matter of the application of
WISCONSIN ELECTRIC POWER COMPANY
for the classification of its transmission and          Case No. U-12691
distribution facilities and related transactions.


At the December 20, 2000 meeting of the Michigan Public Service Commission in Lansing, Michigan.

PRESENT:Hon. John G. Strand, Chairman
Hon. David A. Svanda, Commissioner
Hon. Robert B. Nelson, Commissioner


OPINION AND ORDER

On October 27, 2000, Wisconsin Electric Power Company (Wisconsin Electric) filed an application requesting ex parte approval of the classification of its electric transmission and distribution facilities located in Michigan.

The application states that Wisconsin Electric is a public utility that owns electric generation, transmission, and distribution facilities in the states of Wisconsin and Michigan. As represented in its application, 90% of Wisconsin Electric's assets are located in Wisconsin and only 6.2% of its total 1999 electric utility operating revenues are derived from Michigan. The application further represents that Wisconsin Electric owns approximately 2,760 miles of transmission facilities with ratings from 69 kilovolts (kV) to 345 kV.

According to the application, as a result of Federal Energy Regulatory Commission (FERC) Order No. 888 and recent legislation passed by the state of Wisconsin, Wisconsin Electric filed an application with the FERC on January 6, 2000 for authorization to transfer its jurisdictional transmission assets to the American Transmission Company LLC (ATCLLC) pursuant to Section 203 of the Federal Power Act. Further, on March 31, 2000, the FERC issued an order in Docket No. EC00-45-000 authorizing the disposition of its jurisdictional facilities. Therefore, the jurisdictional electric transmission assets of Wisconsin Electric will be transferred to ATCLLC based on the classification of such assets by the Public Service Commission of Wisconsin (PSCW) and this Commission.

According to Wisconsin Electric, on July 13, 2000, the PSCW issued an order in Docket No. 05-E1-119 classifying Wisconsin Electric's transmission facilities. Further, Wisconsin Electric states
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that its application in this proceeding seeks to classify its Michigan assets on the same basis as its Wisconsin assets have been classified.

Wisconsin Electric indicates that its application constitutes notice of the transfer of its assets that is required by the guidelines for affiliate transfers established by the Commission in its May 3, 2000 order in Case No. U-11916. Wisconsin Electric also maintains that its application includes the submission of preliminary journal entries in accordance with the requirements of the Uniform System of Accounts (USOA).

Effective June 5, 2000, Public Act 141 of 2000 (Act 141) became law. Act 141 permits all retail electric customers in Michigan to have the choice of electric suppliers. By no later than January 1, 2002, the Commission must issue orders establishing rates, terms, and conditions to allow all retail customers to choose an alternative electric supplier. In order to facilitate the implementation of customer choice provided for in Act 141, it is necessary and appropriate for the Commission to classify utility transmission and distribution facilities.

However, the Commission is concerned that Wisconsin Electric filed its Section 203 application with the FERC on August 28, 2000, or approximately two months prior to seeking a determination by this Commission of the Michigan assets that were to be categorized as transmission assets. In so doing, Wisconsin Electric presumed a Michigan result in its FERC filing that was different from prior rulings this Commission had made in cases concerning The Detroit Edison Company(1), Consumers Energy Company(2), and Alpena Power Company(3).

For regulatory expediency, and without passing upon the merits of the Wisconsin methodology, the Commission finds that it should approve Wisconsin Electric's application. However, in the future, Wisconsin Electric must be cognizant of and operate consistent with both Michigan and Wisconsin law where the two jurisdictions require coordinated approaches. Future disregard of this Commission's authority will be handled in a manner consistent with Michigan law.

The Commission has reviewed the application and concludes that Wisconsin Electric's proposal for the classification of its Michigan transmission facilities is reasonable and in the public interest, and should be approved. Further, although the Commission has reviewed Wisconsin Electric's preliminary journal entries, because those entries may change, the Commission finds that it should reserve judgment until final journal entries are filed.

Approval of Wisconsin Electric's application will not increase its current rates and charges. Further, approval of this application will not result in an increase in the cost of service to its Michigan customers. Therefore, pursuant to MCL 460.6a; MSA 22.13(6a), the Commission may approve the application without providing notice or opportunity for hearing.

The Commission FINDS that:

a.   Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551
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     et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.;
     MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.;
     and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

b. Wisconsin Electric's proposal to classify its transmission facilities located in Michigan in the manner proposed in its application is reasonable and in the public interest, and should be approved.

c. Judgment on Wisconsin Electric's accounting journal entries is reserved pending the filing of final journal entries.

d.   Ex parte approval of the application is appropriate.

THEREFORE, IT IS ORDERED that:

A. Wisconsin Electric Power Company's application for classification of its transmission and distribution facilities is approved.

B. Wisconsin Electric Power Company shall, within 90 days, file an inventory classifying its transmission facilities located in the state of Michigan in the manner approved by this order.

C. Wisconsin Electric Power Company shall, within six months after the asset transfer to the American Transmission Company LLC, file with the Commission for approval its final journal entries.

The Commission reserves jurisdiction and may issue further orders as necessary.

Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

MICHIGAN PUBLIC SERVICE COMMISSION


/s/ John G. Strand
Chairman
( S E A L )

/s/ David A. Svanda
Commissioner

/s/ Robert B. Nelson
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Commissioner

By its action of December 20, 2000.

/s/ Dorothy Wideman
Its Executive Secretary

The Commission reserves jurisdiction and may issue further orders as necessary.

Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

MICHIGAN PUBLIC SERVICE COMMISSION


Chairman


Commissioner



Commissioner


By its action of December 20, 2000.


Its Executive Secretary

In the matter of the application of)

WISCONSIN ELECTRIC POWER COMPANY )

for the classification of its transmission and)Case No. U-12691 distribution facilities and related transactions.)

)

Suggested Minute:
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"Adopt and issue order dated December 20, 2000 approving the application filed by Wisconsin Electric Power Company for the classification of its transmission and distribution facilities, as set forth in the order."

1. January 14, 1998 order in Case No. U-11337.

2. January 14, 1998 order in Case No. U-11283.

3. March 8, 1999 order in Case No. U-11856.